Exhibit 99.1

Lithium Americas Reports 2019 Full Year and Fourth Quarter Results

March 13, 2020 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC)(NYSE: LAC)(“Lithium Americas” or the “Company”) has reported financial and operating results for the fourth quarter and year ended December 31, 2019.

This news release should be read in conjunction with Lithium Americas’ audited consolidated financial statements and management's discussion and analysis (“MD&A”) for the year ended December 31, 2019, which are available on the Company’s website and SEDAR.

All amounts are in U.S. dollars unless otherwise indicated.

Highlights

Caucharí-Olaroz Lithium Project (“Caucharí-Olaroz”):

  Construction activities at Caucharí-Olaroz continue to advance in accordance with the 40,000 tonne per annum (“tpa”) of battery-quality lithium carbonate development plan.

  Currently, there are more than 1,000 construction personnel on site, including 286 full-time employees in Jujuy, Argentina.

  Construction is approximately 36% complete, as of the end of February 2020, and continues to advance on budget.

  As of February 29, 2020, $331 million (59%) of the planned capital expenditure has been committed of which $222 million (39%) has been spent.

  Contracts associated with the 33 kV powerline and the 13.2 kV distribution lines were awarded, the contractors were mobilized and the development activities have commenced.

  The gas pipeline contract was awarded, and the contractor commenced development activities at site.

  The construction camp has close to 1,000 beds available and completion of the remaining bed modules is expected by the end of Q1 2020.

  Earthworks for the carbonate plant site have been completed.

  98% of the total planned earthworks for the 12 square kilometer evaporation pond layout are completed and approximately 38% of the liner has been installed.

  The concrete foundation for the boron solvent extraction plant is approximately 60% complete.

  Construction of buildings for storage of soda ash, reagents, finished products and other warehouses is 99% complete.

  The development plan contemplates that construction will be substantially mechanically complete by the end of 2020; however, several major pieces of equipment for the chemical plant are being fabricated in China and some suppliers have sub-vendors fabricating in China. The Company has become aware that there will be delays of up to 90 days in the delivery time for some of these items as a result of the recent COVID-19 outbreak. Accordingly, the Company anticipates that there will be a delay in achieving substantial completion of construction until early 2021. The Company continues to assess the impact of COVID-19 on the development program, including discussions with all vendors and freight forwarders on the delivery schedule, to assess the impact on schedule and to develop mitigation strategies, if necessary. The Company intends to provide updated guidance on the construction schedule in Q2 2020.

Thacker Pass Lithium Project (“Thacker Pass”):

  Permitting continues as planned, with the Mine Plan of Operations accepted by the Bureau of Land Management (“BLM”) and the Notice of Intent published on January 21, 2020 in the federal register, which started a mandated 365 day requirement for the BLM to complete the permitting process. Major permits for Phase 1 (as defined further below) are expected to be received by early 2021.

  Over 10,500 kg of high-quality lithium sulphate has been produced at the process testing facility in Reno, Nevada.

  Third-party vendors are engaged to engineer and design lithium carbonate and lithium hydroxide evaporator and crystallizer as well as provide performance guarantees and product samples.

  A definitive feasibility study (“DFS”) is being completed with an initial targeted production capacity of 20,000 tpa lithium hydroxide and approximately 2,000 tpa lithium carbonate (“Phase 1”); the DFS is on track to be complete by mid-2020.

  The Industrial Company, a division of Kiewit, is engaged to complete key aspects of the feasibility study.

  Project permitting and DFS costs are expected to be fully funded from available cash on hand.

  The Company is exploring financing options, including the possibility of a joint venture partner at Thacker Pass.

Corporate:

  As at December 31, 2019, the Company had $83.6 million in cash and cash equivalents, including $52.5 million representing the Company’s 50% share of Caucharí-Olaroz cash and cash equivalents and $31.1 million held by Lithium Americas and its subsidiaries.

  As at December 31, 2019, the Company had drawn $83.8 million of the $205.0 million senior credit facility available to fund its share of Caucharí-Olaroz construction. An additional $12.0 million was drawn subsequent to year end.

  In February 2020, the Company drew down $22.2 million from its $100.0 million unsecured, limited recourse, subordinated loan facility with $77.8 million remaining undrawn and available to fund the Company’s share of Caucharí-Olaroz expenditures and general corporate purposes.

  As at the date of this news release, the Company has total available credit and loan facilities of $187.0 million.

  As previously announced, on February 7, 2020 the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”) entered into an agreement whereby Ganfeng has agreed to subscribe for new shares of Caucharí-Olaroz for cash consideration of $16.0 million increasing its interest in Caucharí-Olaroz from 50% to 51%, with Lithium Americas owning the remaining 49%. In addition, Lithium Americas will receive $40.0 million in cash from the proceeds of non-interest-bearing loans from Ganfeng. Ganfeng has commenced the regulatory approval application process in China and the transaction is expected to be completed in Q3 2020.

  On October 20, 2019, the Board of Directors appointed Dr. Yuan Gao as an independent director of the Company.

  The Company is closely monitoring the impact of the COVID-19 virus and is prepared for potential short- term impacts on its projects. The Company has appointed a team with overall responsibility for COVID-19 response planning, which includes senior management of the Company. The Company is putting a particular focus on the health and safety of all its employees and contractors as well as its host communities. In addition, the Company is conducting a careful review of various areas that may impact the timing of the Company's projects.

Financial Results:

Selected consolidated financial information is presented as follows:

(in US$ million except per share information)	Year ended December 31,	Year ended December 31,
	2019	2018
	$	$
Expenses	(15.7)	(23.7)
Net income/(loss)	51.7	(28.3)
Total comprehensive income/(loss)	52.1	(32.4)
Income/(loss) per share - basic	0.58	(0.32)
Cash and cash equivalents	83.6	41.6
Total assets	293.8	103.9
Total long-term liabilities	(119.2)	(18.3)

Following closing of the $160.0 million investment by Ganfeng in Cauchari-Olaroz (the “Project Investment”) in August, 2019 the Company’s investment in Caucharí-Olaroz is accounted for as a joint operation and the Company now recognizes its share of any assets, liabilities and results of the joint operation rather than equity accounting for the investment. In 2019, total assets increased primarily as a result of recognizing the Company’s 50% share of Caucharí-Olaroz’s cash of $52.5 million, property, plant and equipment of $156.9 million and other assets. In 2019, total long-term liabilities increased primarily as a result of recognizing the Company’s share of its joint operation’s borrowings of $28.9 million and drawdowns from the Company’s senior credit facility of $66.3 million.

Net income for the year ended December 31, 2019 was $51.7 million compared to net loss of $28.3 million for the year ended December 31, 2018. Net income in 2019 is primarily a result of a gain on closing of the Project Investment of $74.5 million.

Qualified Person:

The scientific and technical information in this news release has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of NI 43-101 by virtue of his experience, education and professional association. Dr. LeBlanc is the Chief Technical Officer of the Company. Information on the Company’s data verification and QA / QC procedures is contained in Lithium Americas’ current technical reports for the Caucharí-Olaroz lithium project and the Thacker Pass lithium project, available at www.sedar.com.

About Lithium Americas:

Lithium Americas is partnered with Ganfeng on the Caucharí-Olaroz lithium project under construction in Jujuy, Argentina. Lithium Americas through a wholly owned subsidiary, Lithium Nevada, owns 100% of the Thacker Pass lithium project located in Nevada. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 - 900 West Hastings Street
Vancouver, BC, V6C 1E6
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: development of the Caucharí-Olaroz and Thacker Pass projects, including timing and budget, completion of construction activities, anticipated productions, and results thereof; discussions with vendors and freight forwarders, and results thereof; the expected benefits from, and approvals related thereto, of the February 2020 Ganfeng investment; capital expenditures and programs; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; exploration of financing options and joint venture partner for Thacker Pass; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Caucharí-Olaroz project, which is held and operated through the Company’s joint venture with Ganfeng; successful operations of the Ganfeng co-ownership structure; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, timing, results and completion of the Thacker Pass feasibility study; funding of project permitting and DFS costs for the Thacker Pass project; the Company’s share of the expected capital expenditures for the construction of Stage 1 of the Caucharí-Olaroz project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; approval of pending patents; the potential for partnership and financing scenarios for the Thacker Pass project; the monitoring of the COVID-19 outbreak and the provision of updates on potential impact to the construction schedule; and the results of the orderly wind-up and divestiture of RheoMinerals.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, forecasted demand for lithium products, including pricing thereof, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, reliability of technical data, accuracy of current budget and construction estimates, ability to achieve commercial production, general economic conditions, maintenance of a positive business relationship with Ganfeng, timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities, the Company position in a competitive environment, and a stable and supportive legislative, regulatory and community environment.

Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risk associated with foreign operations, permitting risk, including receipt of new permits and maintenance of existing permits, title and access risk, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.